EXHIBIT 21.1
List of Subsidiaries of the Registrant
Wholly-Owned Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization
Q2 Software, Inc.	Delaware
Indirect Subsidiaries of the Registrant:

Name of Subsidiary	Jurisdiction of Organization	Ownership
Cloud Lending U.K. Ltd.	United Kingdom	100% by Q2 Software, Inc.
Cloud Lending Australia Pty. Ltd.	Australia	100% by Q2 Software, Inc.
MFIFLEX Tech. Pvt. Ltd.	India	100% by Q2 Software, Inc.
Lender Performance Group, LLC	Delaware	100% by Q2 Software, Inc.
Sensibill Inc.	Canada	100% by Q2 Software, Inc.
QTWO Mexico, S.C.	Mexico	100% by Q2 Software, Inc.